Kaixin Auto Holdings

October 27, 2022

VIA EDGAR

Ms. Jennifer López Molina

Ms. Alyssa Wall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Kaixin Auto Holdings Amendment No. 2 to Registration Statement on Form F-3 Filed September 14, 2022 File No. 333-258450

Dear Ms. Molina and Ms. Wall:

Kaixin Auto Holdings (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 3, 2022 regarding its Amendment No. 2 to Registration Statement on Form F-3 filed on September 14, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 3 to the Registration Statement on Form F-3 (“Amendment No. 3 to the Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-3

Prospectus Summary, page 1

1.	We note your amended disclosure in response to comment 5. Please amend the prospectus summary and summary risk factors to state that to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

Response: In response to the Staff’s comment, we amended the Prospectus Summary on page 8 and the Summary of Risk Factors on page 10 of Amendment No. 3 to the Registration Statement to state that to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

Permissions Required from the PRC Authorities for our Operations and Issuance of Securities to Foreign Investors, page 13

2.	We note your amended disclosure in response to comment 13 and reissue in part. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, we revised our disclosures in the Prospectus Summary on page 13 of Amendment No. 3 to the Registration Statement to state that we are primarily engaged in the sales of domestic and imported automobiles in the PRC, and as of June 30, 2022, the PRC operating entities engaged in the sales of domestic and imported automobiles are Inner Mongolia Jieying Kaihang Auto Retail Co., Ltd., Wuhan Jieying Chimei Automobile Service Co., Ltd., Chongqing Jieying Shangyue Auto Brokerage Co., Ltd., Zhejiang Taohaoche Technology Co,. Ltd. and Ningbo Jiusheng Auto Sales and Service Co., Ltd. On September 7, 2022, Ningbo Jiusheng Auto Sales and Service Co., Ltd. was dissolved. As of the date of the prospectus, the remaining PRC operating entities which engaged in the sales of domestic and imported automobiles in the PRC have obtained the required licenses and permits from the Chinese authorities for the business operations in the PRC, including business licenses.

In addition, PRC counsel furnished an opinion filed as an Exhibit to Amendment No. 3 to the Registration Statement on the PRC legal issues disclosed in the prospectus.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Mingjun Lin
Mingjun Lin
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC